Aflac Incorporated 3rd Quarter 2012 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2012	2011	2012	2011
Fixed charges:
Interest expense(1)	$66,978	$51,574	$185,937	$143,200
Interest on investment-type contracts	14,826	12,981	42,697	36,582
Rental expense deemed interest	216	261	683	782
Total fixed charges	$82,020	$64,816	$229,317	$180,564
Earnings before income tax(1)	$1,479,410	$1,092,401	$3,422,312	$2,128,066
Add back:
Total fixed charges	82,020	64,816	229,317	180,564
Total earnings before income tax and fixed charges	$1,561,430	$1,157,217	$3,651,629	$2,308,630
Ratio of earnings to fixed charges	19.0x	17.9x	15.9x	12.8x
 (1)Excludes interest expense on income tax liabilities
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.